Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, July 10, 2020 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the growing Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on July 9, 2020 at 09:00 am (Peruvian time), approved the following:

1a.	Audited Individual and Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2019

1b.	Annual Report, including the annual Corporate Governance Report and the Sustainability Report corresponding to the year 2019

2.	Ratification of the distribution of dividends during fiscal year 2019 for the amount S/ 167,093,043.48 at the rate of S/ 0.36 per common and investment shares to retained earnings 2015 during the year 2019 of which a total of S/ 12,974,578.92 corresponds to investment shares acquired by the Company (treasury shares). Therefore, as this amount was maintained in the Company’s equity, the amount of the third party dividend was S/ /154,118,464.56.

3.	Application of fiscal year 2019 profits to “Retained Earnings” and to delegate to the Board of Directors the authority to decide the distribution of dividends based on the “Retained Earnings” account and fiscal year 2019 operating results

4.	Determination of the number of Board of Directors members and election of the members of the Board. The Good Corporate Governance Committee of the Board of Directors recommended that the Board be made up of 7 members for the period 2020-2022. They will hold office until the Annual Shareholders’ Meeting approves the Financial Statements for the fiscal year ending December 31, 2022.

4a.	Set the number of Board of Directors members at 7.

4b.	Elected the following Board Members:

●	Ana María Botella Serrano
●	Juan Francisco Correa Sabogal
●	Eduardo Hochschild Beeck
●	Venkat Krishnamurthy
●	José Raimundo Morales Dasso
●	Humberto Reynaldo Nadal del Carpio
●	Marco Antonio Zaldivar García

5.	The modification of the seventh, eighth, sixteenth, twenty second, twenty third, thirty second, forty first, forty sixth articles of the Company’s Bylaws to allow for remote shareholder’s meetings and the use of electronic signatures

6.	The Designation of authorized people and delegation of powers to subscribe the necessary documents (private of public) in order to formalize the agreements adopted until its registration

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 62 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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